January 18, 2018

VIA EDGAR

H. Roger Schwall
Assistant Director

Office of Natural Resources
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Black Ridge Oil & Gas, Inc. Registration Statement on Form S-1 Filed on December 22, 2017 File No. 333-222243

Dear Mr. Schwall:

We are filing this letter on behalf of Black Ridge Oil & Gas, Inc. (the “Company”) in connection with the filing of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) on December 22, 2017. On January 12, 2018, the Company received a letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) relating to the Registration Statement (the “Comment Letter”).

This letter sets forth the response of the Company to the Comment Letter. Capitalized terms used but not defined herein are given the meaning ascribed to them in the Registration Statement. For ease of reference, we have repeated the comments contained in the Comment Letter in italics.

Exhibit 5.1—Legal Opinion of Stinson Leonard Street LLP

1.	In its opinion, counsel states in part (emphasis supplied): “The Shares will be validly issued, fully paid and non-assessable when the Shares shall have been issued to the Selling Stockholders upon exercise of the Backstop Warrants in accordance with their terms.” That opinion covers the shares issuable pursuant to the Backstop Warrants, but does not cover the other shares which are being offered for resale.

Please obtain and file as an exhibit a new or revised opinion in which counsel clearly opines that the 232,008,489 shares of common stock already outstanding and eligible for resale pursuant to the registration statement “are” legally issued, fully paid, and non-assessable. For guidance, please refer to Section II.B.2.h of Staff Legal Bulletin No. 19 (Corp. Fin., October 14, 2011), which is available at https://www.sec.gov/interps/legal/cfslb19.htm

H. Roger Schwall

January 18, 2018

Response:

The Registration Statement has been amended to include a revised legal opinion as Exhibit 5.1 in response to the staff’s comment to specify that the 232,008,489 shares of common stock already outstanding and eligible for resale pursuant to the Registration Statement (the “Private Placement Shares”) “are” legally issued, fully paid, and non-assessable.

2.	Similarly, if counsel retains the fifth numbered assumption regarding the sufficiency of the number of shares issued and outstanding, it must be revised to make clear that the assumption relates only to the potential issuance of the shares which are issuable upon exercise of the Backstop Warrants and not to the other 232,008,489 shares which are being offered for resale. Please see Section II.B.3.a of Staff Legal Bulletin No. 19.

Response:

The Registration Statement has been amended to include a revised legal opinion as Exhibit 5.1 in response to the staff’s comment to specify that the fifth numbered assumption regarding the sufficiency of the number of shares issued and outstanding relates only to the potential issuance of the shares which are issuable upon exercise of the Backstop Warrants (the “Backstop Warrant Shares”).

* * * *

If you should have any further questions, please do not hesitate to contact Bryan Pitko directly at (612) 335-7061 and Jill Radloff directly at (612) 335-7119.

Respectfully Submitted,

Stinson Leonard Street LLP

/s/ Jill R. Radloff	/s/ Bryan J. Pitko

Jill R. Radloff	Bryan J. Pitko

cc: Ken DeCubellis